UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Atrion Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

049904105

(CUSIP Number)

David A. Battat, One Allentown Parkway, Allen, Texas 75002 (972) 390-9800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies To:

B. G. Minisman, Jr.

Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.

1901 Sixth Avenue, North. Suite 2600

Birmingham, Alabama 35203

(205) 328-0480

August 21, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. I 3d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 049904105	SCHEDULE 13D	Page 2 of 4

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

David A. Battat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e)

6.	Citizenship or Place of Organization	United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power	0

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0

14.	Type of Reporting Person (See Instructions)	IN

CUSIP No. 049904105	SCHEDULE 13D	Page 3 of 4

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D as initially filed with the Securities and Exchange Commission (the “SEC”) by David A. Battat on May 29, 2024, which Schedule 13D relates to the common stock, par value $.10 per share (the “Shares”), of Atrion Corporation, a Delaware corporation (the “Issuer”).

On August 21, 2024, (the “Effective Time”), pursuant to the terms of the Agreement and Plan of Merger, dated as of May 28, 2024 (the “Merger Agreement”), by and among Nordson Corporation, an Ohio corporation (“Nordson”), Alpha Medical Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Nordson (“Merger Sub”), and the Issuer, Merger Sub merged with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of Nordson (the “Merger”). At the Effective Time, each outstanding Share and each derivative security of the Issuer was cancelled and converted into the right to receive $460.00 in cash, without interest.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D, as amended, is amended and supplemented to report as follows:

(c) Immediately prior to the Effective Time, Mr. Battat ceased being an officer of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D, as amended, is hereby amended and restated as follows:

(a) - (b) As a result of the Merger, Mr. Battat does not beneficially own any Shares.

(c) At the Effective Time, pursuant to the terms of the Merger Agreement, 96,176.29 Shares beneficially owned by Mr. Battat were cancelled and converted into the right to receive $460.00 per Share in cash and 1,161.72 restricted stock units credited to Mr. Battat were converted into the right to receive $460.00 in cash for each restricted stock unit, without interest,

(d) Not applicable.

(e) August 21, 2024.

CUSIP No. 049904105	SCHEDULE 13D	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2024	/s/ David A. Battat
David A. Battat